UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

Under the Securities Exchange Act of 1934

SAKER AVIATION SERVICES, INC.

(Name of Issuer)

Common Stock, par value $0.03 per share

(Title of Class of Securities)

32025R104

(CUSIP Number)

William B. Wachtel

Wachtel Missry LLP

885 2nd Avenue

47th Floor

New York, NY 10017

Telephone: (212) 909-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32025R104

CUSIP No. 32025R104

1	Name of Reporting Persons William B. Wachtel
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 161,308 (1)
	8	Shared Voting Power 28,251 (2)
	9	Sole Dispositive Power 161,308 (1)
	10	Shared Dispositive Power 28,251 (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 189,559 (1) (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.2% (3)
14	Type of Reporting Person IN

(1)	Includes presently exercisable, or exercisable within 60 days of December 1, 2023, stock options for 13,332 shares of Saker Aviation Services, Inc. common stock, par value $0.03 (“Common Stock”).
(2)	William B. Wachtel shares voting power and dispositive power over 28,251 shares of Common Stock owned by EuroAmerican Investment Corp of which he is the sole shareholder, director and officer.
(3)

Based on 976,330 shares of Common Stock issued and outstanding as of December 1, 2023. Under the rules of the U.S. Securities and Exchange Commission, “beneficial ownership” is deemed to include shares of common stock that may be acquired within 60 days of the calculation date and such shares are treated as outstanding for the purpose of calculating such holder’s beneficial ownership.

CUSIP No. 32025R104

1	Name of Reporting Persons Wachtel Missry LLP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,114 (1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 11,114 (1)
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,114
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.1% (2)
14	Type of Reporting Person PN

(1)	Mr. Wachtel is not a managing partner of Wachtel Missry, LLP and thus does not share voting or dispositive power over the shares held directly by Wachtel Missry, LLP.
(2)

Based on 976,330 shares of Common Stock issued and outstanding as of December 1, 2023. Under the rules of the U.S. Securities and Exchange Commission, “beneficial ownership” is deemed to include shares of common stock that may be acquired within 60 days of the calculation date and such shares are treated as outstanding for the purpose of calculating such holder’s beneficial ownership.

Item 1.	Security and Issuer

The Statement on Schedule 13D filed on April 14, 2005 (the “Statement”) by William B. Wachtel (“Mr. Wachtel”), relating to the common stock, par value $0.03 per share (the “Common Stock”) of Saker Aviation Services, Inc., a Nevada corporation (the “Issuer” or “Company”), as amended by Amendment No. 1 to the Statement filed on April 25, 2005 by Mr. Wachtel, Amendment No. 2 to the Statement filed on November 1, 2005 by Mr. Wachtel, and Amendment No. 3 to the Statement filed on May 9, 2007 by Mr. Wachtel and Wachtel & Masyr, LLP (“Wachtel LLP” and together with Mr. Wachtel, the “Reporting Persons” and each, individually, a “Reporting Person”), is hereby amended with respect to the matters set forth below in this Amendment. Capitalized terms not otherwise defined herein have the meanings set forth in the Statement. This Amendment No. 4 is being filed to report to report a change of greater than 1% in the percentage of shares beneficially owned by Mr. Wachtel and to report that Wachtel LLP is no longer a beneficial owner of more than 5% of the Common Stock. The filing of this Amendment No. 4 constitutes an exit filing for Wachtel LLP.

Preliminary Note: All Common Stock share amounts and percentage interests in this Schedule 13D (Amendment No. 4) give effect to the 1-for-30 reverse stock split effected by the Issuer on February 27, 2019.

Item 2.	Identity and Background

Item 2 of the Initial Schedule 13D is hereby amended by the addition of the following information:

Wachtel & Masyr, LLP is now known as Wachtel Missry LLP.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Schedule 13D is hereby amended by the addition of the following information:

On December 18, 2007, Mr. Wachtel purchased with his personal funds 1,467 and 5,000 shares of Common Stock on the open market at a purchase price of $12.77 and $12.58, respectively.

On November 25, 2015, Mr. Wachtel, with his personal funds, exercised options to purchase 834 shares of Common Stock at an exercise price of $1.20 per share. Of the 834 shares of Common Stock, 417 shares were withheld by the Issuer to pay the option exercise price and to satisfy tax withholding obligations. The options were acquired by Mr. Wachtel in consideration for his services as Chairman of the Issuer.

On December 1, 2017, Mr. Wachtel, with his personal funds, exercised options to purchase 3,334 shares of Common Stock at an exercise price of $25.2 per share. Of the 3,334 shares of Common Stock, 2,334 shares were withheld by the Issuer to pay the option exercise price and to satisfy tax withholding obligations. The options were acquired by Mr. Wachtel in consideration for his services as Chairman of the Issuer.

On November 30, 2023, Mr. Wachtel, with his personal funds, exercised options to purchase 3,333 shares of Common Stock at an exercise price of $2.40 per share. Of the 3,333 shares of Common Stock, 1,054 shares were withheld by the Issuer to pay the option exercise price and to satisfy tax withholding obligations. The options were acquired by Mr. Wachtel in consideration for his services as Chairman of the Issuer.

An aggregate of 3,333 shares of Common Stock will be issued when and if Mr. Wachtel exercises the following stock options granted pursuant to the Issuer’s Stock Option Plan of 2005:

(a)

Options expiring December 5, 2024 to purchase 3,333 shares of the Common Stock at $5.60 per share, which option first became exercisable on December 5, 2020. The options were acquired by Mr. Wachtel in consideration for his services as Chairman of the Issuer.

An aggregate of 13,332 shares of Common Stock will be issued when and if Mr. Wachtel exercises the following stock options granted pursuant to the Issuer’s 2019 Stock Incentive Plan:

(a)

Options expiring December 1, 2025 to purchase 3,333 shares of the Common Stock at $2.58 per share, which option first became exercisable on December 1, 2021. The options were acquired by Mr. Wachtel in consideration for his services as Chairman of the Issuer.

(b)

Options expiring December 1, 2026 to purchase 3,333 shares of the Common Stock at $3.45 per share, which option first became exercisable on December 1, 2022. The options were acquired by Mr. Wachtel in consideration for his services as Chairman of the Issuer.

(c)

Options expiring December 1, 2027 to purchase 3,333 shares of the Common Stock at $5.40 per share, which option first becomes exercisable on December 1, 2023. The options were acquired by Mr. Wachtel in consideration for his services as Chairman of the Issuer.

(d)

Options expiring December 1, 2028 to purchase 3,333 shares of the Common Stock at $7.52 per share, which options will first become exercisable on December 1, 2024. The options were acquired by Mr. Wachtel in consideration for his services as Chairman of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 of the Initial Schedule 13D is hereby amended by the addition of the following information:

The information provided in Items 3 and 6 with respect to the stock options is incorporated by reference herein. All other securities reported herein were acquired for investment purposes or as compensation for the Reporting Person’s services as Chairman of the Issuer.

The Reporting Person is the Chairman of the Issuer. In such capacity, the Reporting Person may, from time to time, discuss or make plans or proposals to the Issuer’s management or other members of the Issuer’s Board of Directors with respect to the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described in this Item 4, the Reporting Person does not have any present plans or proposals which relate to or would result in matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending on market conditions and other factors, the Reporting Person may purchase additional shares of the Issuer’s Common Stock, or may sell or otherwise dispose of all or portions of his shares of Common Stock, if such sales and purchases would be consistent with the Reporting Person’s investment objectives. The Reporting Person is also currently eligible to receive additional shares of Common Stock under the terms of his option agreements described in Item 6. The information provided in Item 6 with respect to the option agreements is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this filing for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by the Reporting Persons.

(b)

See rows (7) through (10) of the cover pages to this filing for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Reference is made to the discussion in Items 3 and 4.

(d)

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e)

As of December 1, 2022, Wachtel LLP ceased to be a beneficial owner of more than five percent of the Common Stock. No other person filing this statement has ceased to be a beneficial owner of more than five percent of the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Effective April 30, 2007, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Mr. Wachtel and the Issuer are parties to certain Stock Option Agreements under the Issuer’s Stock Option Plan of 2005 and the Issuer’s 2019 Stock Incentive Plan pursuant to which the Issuer has granted the Reporting Person options to purchase up to 16,665 shares of the Common Stock at exercise prices ranging from $2.58 per share to $7.52 per share. The options are subject to time vesting and become fully exercisable on the first anniversary of the date of grant and expire on the tenth anniversary of the date of grant. The foregoing description of the terms of the options is qualified in its entirety by reference to the full text of the stock option awards, forms of which are incorporated by reference into this Amendment as Exhibits 99.3 and 99.4.

Except as disclosed in this Item 6, there are no contracts, arrangements, understandings or relationships between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as an exhibit to this Schedule 13D (Amendment No. 4).

Exhibit	Description
99.1*	Joint Filing Agreement by and among William B. Wachtel and Wachtel Missry LLP
99.2	2019 Stock Incentive Plan, incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 12, 2019.
99.3*	Form of Stock Option Agreement (Stock Option Plan of 2005)
99.4*	Form of Stock Option Agreement (2019 Stock Incentive Plan )

* Filed herewith

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2023

WILLIAM B. WACHTEL By: /s/ William B. Wachtel Name: William B. Wachtel WACHTEL MISSRY LLP By: /s/ Morris Missry Name: Morris Missry Title: Managing Partner